

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Ram Mukunda
Chief Executive Officer
IGC Pharma, Inc.
10224 Falls Road
Potomac, MD 20854

> **Re: IGC Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2023**
> **File No. 333-274802**

Dear Ram Mukunda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth A. Schlesinger